

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

<u>Via E-Mail</u>
Mark Meller
Chief Executive Officer
SilverSun Technologies, Inc.
5 Regent Street
Livingston, NJ 07039

Re: **SilverSun Technologies, Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed February 18, 2014
        File No. 333-200726

Dear Mr. Meller:

Although we previously advised you in our letter dated December 17, 2014 that we have not and will not review your filing, the addition of warrants to purchase common stock to your offering has prompted us to revise the review level for this filing. We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments below, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please revise to clearly and concisely explain the terms upon which the securities will be offered. In this regard, it is unclear whether an investor's decision to purchase stock is linked to an investor's decision to purchase warrants. If the proportions are fixed, state the terms. For example, if an investor must purchase two shares of common stock to purchase a warrant, please so indicate. Corresponding revisions should be made in The Offering section on page 6.

2.   We note your disclosure that the offering will close no later than 15 business days following the effectiveness of the registration statement. However, the placement agency agreement provides that the closing date may be on such date as may be agreed upon in

writing by the company and Alexander Capital, L.P. Please ensure that the cover page disclosure as well as the plan of distribution section accurately describe the term of the offering. Please provide us with a legal analysis supporting your apparent belief that this offering is not subject to Securities Act Rule 415. Refer to Securities Act Rule 415(a)(1)(ix).

Prospectus Summary, page 1

3.   Please state that all share and per share amounts in the prospectus give retroactive effect to the 1-for-30 reverse stock split that became effective on February 4, 2015.

Capitalization, page 17

4.   Financial statements which purport to give effect to the receipt and application of any part of the proceeds from the sales of securities for cash are not permitted in the context of a best efforts offering. Please revise the capitalization table to remove the pro forma as adjusted column. Refer to Securities Act Rule 170.

Description of Securities

Preferred Stock

Series B Preferred Stock, page 45

5.   You state that the Series B Preferred Stock has certain rights, privileges, preferences and restrictions set forth in the certificate of designation. Please revise to include a materially complete description of the terms of the Series B Preferred Stock. In this regard, Section IV of the certificate of designation for the Series B Preferred Stock indicates the Series B Preferred Stock may have a liquidation preference.

Listing, page 49

6.   Your disclosure that the reverse stock split was effected on February 13, 2015 is inconsistent with your disclosure elsewhere in the document that states the reverse stock split was effected on February 4, 2015.

Consolidated Financial Statements

General

7.   Your most recent financial statements are for the unaudited period ended September 30, 2014. Please tell us whether audited financial statements for the fiscal year ended December 31, 2014 are available. If such financial statements are not available, provide quantitative and qualitative support that you reasonably and in good faith expect to report

income from continuing operations before taxes for 2014. Refer to Rule 8-08(b) of Regulation S-X.

Exhibit 5.1

8.   Please revise to include an opinion that the warrants being registered are the binding obligation of the registrant under the laws of the State of New York. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Joseph M. Lucosky, Esq.
        Lucosky Brookman LLP